Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

August 13, 2024

General

This management’s discussion and analysis ("MD&A") of the financial condition and results of operations of Gold Royalty Corp. should be read in conjunction with its unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2024, its Annual Report on Form 20-F (the "Annual Report") for the year ended December 31, 2023, including the consolidated financial statements and the notes thereto for the year ended December 31, 2023, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Unless otherwise stated, all information contained in this MD&A is as of August 13, 2024. Unless otherwise stated, references herein to “$” or “dollars” are to United States dollars and references to "C$" are to Canadian dollars. References in this MD&A to the “Company”, “Gold Royalty” and “GRC” mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

The Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024, have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting.

Technical and Third-Party Information

Disclosure relating to properties in which Gold Royalty holds royalties, stream or other interests is based on information publicly disclosed by the owners or operators of such properties. For further information regarding the project updates regarding properties underlying the Company's interests, please refer to the disclosures of the operators thereof, including those referenced herein.

As a holder of royalties and similar non-operating interests, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds interests and generally will have limited or no ability to independently verify such information. Although the Company does not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained herein, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC") applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The scientific and technical information contained in this MD&A relating to the Company’s royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is the Director of Technical Services of the Company, a qualified person as such term is defined under NI 43-101.

Business Overview

Gold Royalty is a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. The Company diversified portfolio includes over 240 royalties and a copper stream across properties of various stages, including [7] producing projects.

The head office and principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada. The Company’s common shares (the "GRC Shares") and common share purchase warrants ("Warrants") are listed on the NYSE American under the symbols "GROY" and "GROY-WT", respectively.

Business Strategy

Since inception, the Company's strategy has been to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors.

In carrying out our long-term growth strategy, the Company seek and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalty, stream or similar interests and through accretive acquisitions of companies that hold such assets.

In acquiring newly created interests, the Company acts as a source of financing to mining companies for the development and exploration of projects. The Company's “royalty generator model” is focused on mineral properties held by us and our subsidiaries and additional properties we may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where the Company would retain a royalty, carried interest or other similar interest.

The Company may, from time to time, conduct non-material exploration related activities to advance our royalty generator model.

Financial and Operating Highlights

The following table sets forth selected financial and operating information for the three and six months ended June 30, 2024 and 2023

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Revenue	1,794	468	4,688	1,235
General, administrative and project evaluation costs	2,133	2,666	5,008	6,090
Net loss	(2,236)	(2,496)	(3,641)	(5,579)
Net loss per share, basic and diluted	(0.01)	(0.02)	(0.02)	(0.04)
Cash provided by (used in) operating activities	987	(1,337)	1,323	(3,398)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest(1)	2,215	557	6,400	2,527
Cash Operating Expenses(1)	(1,655)	(1,822)	(3,915)	(4,345)
Adjusted Net Loss(1)	(1,737)	(2,487)	(2,667)	(3,805)
Adjusted Net Loss Per Share, basic and diluted(1)	(0.01)	(0.02)	(0.02)	(0.03)
Total Gold Equivalent Ounces ("GEOs")(1)	947	282	2,967	1,324

__________

(1) Total Revenue, Land Agreement Proceeds and Interest, Cash Operating Expenses, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted, and Total GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures" for further information.

Highlights for the three months ended June 30, 2024

•
Quarterly revenue of $1.8 million and Total Revenue, Land Agreement Proceeds and Interest of $2.2 million (947 GEOs), represented an approximate 300% increase compared to the same period of 2023. In the second quarter of 2024, the Company recorded its first royalty payment from IAMGOLD’s Côté Gold Mine and continued to benefit from its existing cash flowing royalties at the Borborema Project and the Canadian Malartic, Cozamin, and Borden Mines. The Company's royalty generator model added $0.4 million in land agreement proceeds in the quarter.
•
Achieved a second consecutive quarter of positive cash flows from operations of $1.0 million, which does not include an additional $0.2 million of land agreement proceeds credited against mineral properties.
•
Ongoing cost management initiatives resulted in a continued trend of decreased Cash Operating Expenses. Cash Operating Expenses decreased by 9% to $1.7 million from $1.8 million in the same period of 2023.
•
Completed the acquisition of a copper stream (the "Stream") on the Vares Silver Project ("Vares") from Orion Mine Finance for $50 million, a portion of which was funded by a bought deal equity financing completed by the Company for gross proceeds of $34.5 million.
•
Publication of the Company’s second annual Asset Handbook and Sustainability Report, which outlined that Gold Royalty had one of the lowest carbon intensity portfolios in the royalty and streaming sector.

See "Selected Asset Updates" for further information. Total Revenue, Land Agreement Proceeds and Interest, Cash Operating Expenses, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted, and Total GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures" for further information.

Recent Developments

Vares Copper Stream

On June 4, 2024, the Company completed the acquisition from OMF Fund III (Cr) Ltd., an entity managed by Orion Mine Finance Management LP, of a Stream on Vares, which is operated by a subsidiary of Adriatic Metals plc ("Adriatic") and located in Bosnia and Herzegovina for consideration consisting of $45 million in cash and $5 million satisfied by issuing 2,906,977 GRC Shares. The Stream applies to 100% of copper production from the mining area over the Rupice deposit. The Stream has associated ongoing payments equal to 30% of the LME spot copper price, with the effective payable copper fixed at 24.5%. First concentrate production at Vares occurred in February 2024 with commercial production expected in the fourth quarter of 2024.

In connection with the acquisition of the Stream, the Company also amended its credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility (the "Credit Facility") by $5 million. The Credit Facility consists of a $30 million secured revolving credit facility with an accordion feature providing for an additional $5 million of availability subject to certain additional conditions and the satisfaction of certain covenants. The maturity date of the Credit Facility is March 31, 2027.

The acquisition of the Stream was financed with proceeds of the Offering (as defined below), borrowings under the Credit Facility and cash-on-hand.

Bought Deal Financing

On May 31, 2024, the Company completed a public offering (the "Offering") of units of the Company (the "Units"), each unit consisting of one GRC Share and one warrant to purchase a GRC Share at an exercise price of $2.25 for a period of 36 months after closing. Pursuant to the Offering, the Company issued 20,058,300 Units, including 2,616,300 Units pursuant to the full exercise of the over-allotment option, at a price of $1.72 per Unit for aggregate gross proceeds of $34.5 million. The Company used the net proceeds of the Offering to fund a portion of the consideration for its acquisition of the Stream.

Strategic Agreement with Taurus Mining Royalty Fund

In April 2024, Gold Royalty and Taurus Mining Royalty fund L.P. ("Taurus") entered into a three-year mutual cooperation agreement that provides both parties the ability to coinvest in precious metals royalties and streams sourced by the other party. The agreement provides, among other things, for a framework for cooperation and communication amongst the parties in the identification and evaluation of potential co-investment opportunities. The agreement grants each party the right but not the obligation to invest between 25% and 50% in select asset transactions with a value of $30 million or more. Future dispositions of interests acquired by a co-investment partner through the arrangement will be subject to rights of first offer to the other co-investment partner.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of the Company's royalties. Please refer to the Annual Report for additional information regarding our interests.

Canadian Malartic Property

The Company holds four royalties on portions of the Canadian Malartic Complex, including a 3.0% net smelter return ("NSR") royalty on portions of the Canadian Malartic mine and Odyssey mine in Québec, Canada. This royalty currently applies to a portion of the open pit areas (the eastern end of the Barnat Extension) where a majority of production to date has occurred. The royalty also applies to portions of the Odyssey, Internal Zones, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Complex. The Canadian Malartic Complex is owned and operated by Agnico Eagle Mines Limited ("Agnico Eagle"). The Company also holds royalties on the wider Canadian Malartic Property, including 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million) and a 15% NPI royalty on the Radium Property.

On July 31, 2024, Agnico Eagle announced its results for the second quarter of 2024, disclosing that at Odyssey South, record quarterly mining rates and gold production were achieved at approximately 3,750 tonnes per day and 22,300 ounces of gold, respectively. Ramp development continued to exceed Agnico Eagle's target, reaching the third production level at East Gouldie at a depth of 832 metres as at June 30, 2024. Shaft sinking advanced at an average rate of 2.5 metres per day and reached a depth of 680 metres as at June 30, 2024. Surface construction is progressing as planned, with a focus on the main hoist building, phase two of the paste plant and the operations complex.

Agnico Eagle further disclosed that based on positive results from the exploration program near the Odyssey mine during the first half of 2024, Agnico Eagle has approved a supplemental exploration budget of $12.0 million for 68,000 metres of near-mine drilling during the second half of the year. The objective is to further expand the East Gouldie deposit footprint laterally and add inferred mineral resources in support of a potential future Shaft #2 and the broader "Fill the Mill" strategy at the Canadian Malartic complex.

In addition, Agnico Eagle reported that the regional exploration program at Canadian Malartic is receiving a supplemental exploration budget of $4.5 million for 16,500 metres of additional drilling during the second half of 2024, to further investigate the eastern portion of the Canadian Malartic property package in support of the Fill the Mill strategy. These supplemental budgets are in addition to Agnico Eagle’s previously disclosed exploration budget for 2024 at Canadian Malartic of approximately $20.4 million for 137,000 metres of drilling at Odyssey and at regional targets.

For further information see Agnico Eagle’s news release dated July 31, 2024, available under its profile on www.sedarplus.ca.

Vares Mine

The Company acquired the Stream on Vares in June 2024. See "Recent Developments".

In an announcement dated May 27, 2024, Adriatic disclosed that it had completed its first concentrate sale from Vares. It also disclosed that, with increasing feed tonnage of development ore available, the processing plant is expected to transition to 24-hour operations in anticipation of first stopes in July and ramp-up completion in the fourth quarter of 2024.

On July 15, 2024, Adriatic issued an announcement regarding a press release of the Constitutional Court of Bosnia & Herzegovina, stating that the Federal BiH law permitting the removal of state forest for temporary use should be repealed, as the competent authority should be the State rather than the Federation. Adriatic disclosed that based on the limited information contained in the Court's news release, Adriatic assumes that this decision will delay the removal of trees on the extended tailings storage facility, which is due to be constructed in the coming months at the Vares Processing Plant site. It further disclosed that it would continue to use the current tailings storage facility as it awaits the full Court decision and that the existing facility has capacity to continue to receive material until the first quarter of 2025. Adriatic stated that it is also reviewing the possible permitting of several alternative tailings storage facilities within the Company’s concession area, however it stated the full decision of the Court will need to be reviewed before any alternative options are progressed.

On July 30, 2024, Adriatic announced its second quarter activities report. Highlights in the second quarter disclosed by it included the ramp-up production with nameplate production expected in the fourth quarter of 2024. Underground development rates increased by 31% quarter over quarter. Exploration activities continue to advance targeting the northern and southern extensions of the Rupice deposit. Additionally, Adriatic has commenced studies to increase plant throughput to up to 1.3 Mtpa with a detailed report expected in the fourth quarter of 2024. With regards to the ruling made by the Constitutional Court of Bosnia & Herzegovina, Adriatic noted "No impact is anticipated on production as Adriatic will continue to use the current tailing storage facility and is progressing alternative tailings storage facilities, with initial design work underway at an alternate location."

For further information see Adriatic’s news releases dated May 27, 2024, July 15, 2024, and July 30, 2024, available under its profile on www.sedarplus.ca.

Cozamin Mine

The Company holds a 1.0% NSR royalty on the southeastern portion of the Cozamin copper-silver mine, located in Zacatecas, Mexico, owned and operated by Capstone Copper Corp. ("Capstone").

On May 2, 2024, Capstone announced its first quarter 2024 results which outlined that first quarter 2024 production was 15% higher than the first quarter 2023 due to higher grades consistent with the mine plan. Throughput and recoveries were consistent with the same period last year.

On August 1, 2024, Capstone announced its second quarter 2024 results which outlined that second quarter 2024 production was 7% lower than the second quarter 2023 due to lower mill throughput driven by mine sequencing. Grades and recoveries were consistent with the same period last year.

For further information see Capstone’s news release dated May 2, 2024, and August 1, 2024 available under its profile on www.sedarplus.ca.

Côté Gold Mine

The Company holds a 0.75% NSR royalty over the southern portion of the Côté Gold Mine in Ontario, Canada, which is majority owned and operated by IAMGOLD Corporation ("IAMGOLD").

On May 9, 2024, IAMGOLD announced their first quarter results including an update at the Côté Gold Mine where IAMGOLD reiterated their production guidance for the year and estimate of achieving commercial production in the third quarter of 2024.

On May 24, 2024, IAMGOLD announced the completion of a $300 million bought deal financing, positioning the company to be well-funded during the Côté Gold Mine ramp-up. IAMGOLD also confirmed that they intend to use the net proceeds of the financing towards the repurchase of the 9.7% interest in the Côté Gold Mine from Sumitomo Metal Mining Co. Ltd., in order to return to its full 70% interest in the Côté Gold Mine.

On August 2, 2024, IAMGOLD announced it had achieved commercial production at the Côté Gold Mine with the mill operating at an average of 60% of nameplate throughput for 30 consecutive days. Ramp-up of the plant continues to progress as IAMGOLD aims to achieve 90% of nameplate throughput by the end of the year.

On August 8, 2024 IAMGOLD announced its second quarter results including initial production results and gold sales from Côté. IAMGOLD also noted production guidance at Côté Gold is expected to be on the lower end of the guidance range of 220,000 to 290,000 ounces, as improvements to mill availability are made during the ramp-up of operations towards 90% of nameplate capacity.

For further information see IAMGOLD's news releases dated May 9, 2024, May 24, 2024, August 2, 2024, and August 8, 2024, available under its profile on www.sedarplus.ca.

Borborema Project

The Company holds a 2.0% NSR royalty over the Borborema Gold Project ("Borborema")in Rio Grande do Norte, Brazil, which is owned and operated by a subsidiary of Aura Minerals Inc. ("Aura"). The royalty decreases to a 0.5% NSR after 725,000 oz of gold production. Subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 oz of production or 2050.

On May 7, 2024, Aura announced its first quarter 2024 financial and operating results including an update on Borborema where it outlined construction was 25% complete.

On July 9, 2024, Aura announced that Borborema construction was on-time and on-budget with production ramp-up expected to begin in the first quarter of 2025.

On August 5, 2024, Aura announced its second quarter 2024 financial and operating results, including an update on Borborema where it outlined construction was 40% complete, with construction capex 80% already committed and 39% already disbursed. Aura also added that the road relocation is pending approval by the National Infrastructure Agency, and approval is expected in 2024 and licensing in early 2025.

For further information see Aura’s news releases dated May 7, 2024, July 9, 2024, and August 5, 2024, available under its profile on www.sedarplus.ca.

Ren Project

The Company holds a 1.5% NSR royalty and a 3.5% net profits interest over the Ren Project, part of Barrick Gold Corporation’s ("Barrick") Carlin Complex, in Elko County, Nevada, USA.

In its management's discussion and analysis for the three months ended March 31, 2024, Barrick included an update on growth and exploration projects. At Carlin, underground conversion drilling commenced across all sites in the first quarter, with step-out growth drilling expected to commence early in the second quarter at a few key project areas.

In its management's discussion and analysis for the three and six months ended June 30, 2024, Barrick outlined that project capital expenditures had increased during the quarter due to the continuation of dewatering and detailed engineering at the Ren Project.

For further information see Barrick’s management's discussion and analysis for the three months ended March 31, 2024, and for the three and six months ended June 30, 2024, available under its profile on www.sedarplus.ca.

Granite Creek Mine Project

The Company holds a 10.0% NPI over the Granite Creek Mine in Humboldt County, Nevada, USA., owned and operated by i-80 Gold Corp. ("i-80"). The royalty is subject to a production hurdle of 120,000 oz of production.

On May 1, 2024, i-80 announced the closing of a C$115 million bought deal public offering which is expected to provide funding for the continued development of their hub-and-spoke complex in Nevada and the ramp-up of mining rates at the Granite Creek Mine.

On May 7, 2024 i-80 provided an update on planned programs for Granite Creek in 2024. The work being conducted in 2024 is expected to include definition and expansion drilling, underground development and test mining of the South Pacific Zone, and a Feasibility Study

On May 14, 2024, i-80 released results from the 2024 exploration program at Granite Creek, from drilling meant to define mineralization in the upper portion of the South Pacific Zone.

For further information see i-80’s news releases dated May 1, 2024, May 7, 2024, and May 14, 2024, available under its profile on www.sedarplus.ca.

Fenelon Gold Project

The Company holds a 2.0% NSR royalty over the Fenelon Gold Project in Québec, Canada, which is owned and operated by Wallbridge Mining Company Ltd. ("Wallbridge").

On May 22, 2024, Wallbridge announced drill results from its 2024 exploration program, outlining it had received final assay results from 2,396 meters of drilling and had intersected high-grade near-surface mineralization. Within the announcement multiple high-grade intercepts were discovered.

For further information see Wallbridge's news release dated May 22, 2024, available under its profile on www.sedarplus.ca.

Tonopah West Project

The Company holds a 3.0% NSR royalty over the Tonopah West project in Nevada, USA, owned and operated by Blackrock Silver Corp. ("Blackrock Silver").

On May 29, 2024, Blackrock Silver announced the completion of a public offering of 32,343,570 units, providing aggregate proceeds of $10,350,000. The proceeds are expected to be utilized in exploration, resource expansion and conversion drilling, working capital and general corporate purposes. Additionally, the company outlined the expected 2024 exploration program at Tonopah West, planning roughly 20,000 meters of drilling consisting of 8,000 meters of reverse circulation, and 12,000 meters of core drilling. Blackrock Silver expects to convert mineral resources in the inferred category, to the measured and indicated category on the Merten and Bermuda veins.

On June 18, 2024, Blackrock Silver announced the commencement of the 20,000 meter drilling program and outlined two main objectives. First is the conversion of approximately one million tonnes of high-grade silver and gold from the inferred resource category to the measured and indicated category. The second objective is to connect the DPB zone to the NW target area approximately 1,000 meters north-west from DPB.

On July 30, 2024, Blackrock Silver announced that all three drill rigs were operating towards its previously announced 20,000 meter drill program that consists of 50 drillholes and is expected to be conducted over the next 5 months.

For further information see Blackrock Silver’s news releases dated May 29, 2024, June 18, 2024, and July 30, 2024, available under its profile on www.sedarplus.ca.

Hog Ranch

The Company holds a 2.25% NSR royalty over the Hog Ranch project in Nevada, USA., which is owned and operated by Rex Minerals Ltd. ("Rex").

On July 8, 2024, Rex announced it had entered in a Scheme Implementation Deed ("SID") with MACH Metals Australia Pty Ltd. ("MACH") under which it is proposed that MACH will acquire all of the shares in Rex which it does not already own by way of a scheme of arrangement for cash consideration of A$0.47 per Rex share. The Rex board unanimously recommended the proposed transaction between Rex and MACH.

For more information, refer to Rex’s news release July 8, 2024, available under its profile at www.sedarplus.ca.

Whistler Gold-Copper Project

The Company holds a 1.0% NSR royalty over the Whistler gold-copper project in Alaska, USA., which is owned and operated by U.S. GoldMining Inc. ("U.S. GoldMining").

On May 22, 2024, U.S. GoldMining announced a follow-up exploration program for the Whistler project which will focus on further confirmatory and step-out drilling for the Whistler and Raintree West deposits.

On June 27, 2024, U.S. GoldMining announced the commencement of the exploration program, with confirmatory infill drilling having already begun at the Raintree West deposit

For more information, refer to U.S. GoldMining’s news releases dated May 22, 2024, and June 27, 2024, available under its profile at www.sedarplus.ca.

Royalty Generator Model Update

Our Royalty Generator Model continues to generate positive results with one new royalty added in the six months ended June 30, 2024. We have generated 41 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 31 properties subject to land agreements and 6 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only $0.02 million spent on maintaining the mineral interests in the first and second quarter of 2024.

Market Overview

The Company's royalties are predominantly gold-based. Additionally, payments under our gold-linked loan agreement with Aura are made in gold. Accordingly, the market price for gold will have an impact on our royalty revenues and results of operations. The following table sets forth the average gold price for the periods indicated.

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
	($)	($)	($)	($)
Gold ($/oz)(1)	2,338	1,978	2,205	1,933

__________

Note:

(1) Based on the London Bullion Market Association ("LBMA") PM fix.

The market price for gold is subject to volatile price movements over short periods of time and can be impacted by numerous macroeconomic factors, including but not limited to, the value of the United States dollar, transactions by central banks and financial institutions, interest rates, inflation or deflation, demand and geopolitical and other economic conditions.

During the three and six months ended June 30, 2024, the LBMA PM fix gold price ranged from $2,235 to $2,432 and $1,989 to $2,432 per ounce. The average price for these periods was $2,338 (2023: $1,978) and $2,205 (2023: $1,933) per ounce, representing an 18% and 14% increase, respectively, compared to the same periods in 2023. The price of gold increased in the second quarter due to rising global demand, reaching a record high of $2,432 per ounce on May 21, 2024. As of August 12, 2024, the gold price was $2,459 per ounce.

Discussion of Operations

Three months ended June 30, 2024, compared to three months ended June 30, 2023

Revenue for the second quarter of 2024 was $1.8 million, compared to $0.5 million in the comparative quarter in 2023. Revenue increased due to higher commodity prices, stronger production from the Canadian Malartic areas covered by the Company's royalty, pre-production payments from the recently acquired Borborema royalty interest, and royalty payments from Cozamin royalty. Additionally, the Côté royalty interest, acquired in 2022, began generating payments in the second quarter of 2024. Revenue does not include land agreement proceeds under the Company's royalty generator model to the extent that they are credited against mineral properties in the Company's Statement of financial position and interest received under the Company's gold-linked loan.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the years indicated:

	For the three months ended June 30
	2024	2023
(in thousands of dollars)	($)	($)
Canadian Malartic	438	58
Cozamin	272	—
Borden	126	225
Côté Gold	106	—
Jerritt Canyon	—	78
Borborema	847	—
Others	426	196
	2,215	557

See "Non-IFRS Measures".

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. Borborema in the table consist of pre-production royalty payments and interest received on the gold-linked loan.

In the three months ended June 30, 2024, the Company received land agreement proceeds of $0.4 million of which $0.2 million were credited against mineral properties, which related to its royalty generator model, compared to $0.1 million of which $0.1 million were credited against mineral properties in the comparative period of 2023.

In the second quarter of 2024, the Company received $0.3 million in interest under its gold-linked loan, compared to $nil in the same period of 2023.

During the three months ended June 30, 2024, the Company recognized a depletion expense of $0.4 million compared to $0.2 million in the comparative quarter in 2023. The increase was due to higher royalty revenue in the second quarter of 2024.

During the three months ended June 30, 2024, total general, administrative and project evaluation costs (other than depletion) were $2.1 million, compared to $2.7 million in the same period of 2023. In the second quarter of 2024, general and administrative expenses decreased primarily as a result of lower personnel costs and share-based compensation expenses.

Cash Operating Expenses decreased by 9% to $1.7 million during the three months ended June 30, 2024 from $1.8 million in the same period of 2023. See "Non-IFRS Measures".

The following provides a breakdown of Cash Operating Expenses for the periods indicated:

	For the three months ended June 30
	2024	2023
(in thousands of dollars)	($)	($)
Corporate administrative costs	775	756
Employee costs	467	753
Professional fees	413	313
Cash Operating Expenses	1,655	1,822

The Company incurred corporate administrative costs totaling $0.8 million in each of the three months ended June 30, 2024 and 2023. In the second quarter, these expenses included investor communications and marketing, office and technology expenses, transfer agent and regulatory fees, insurance costs, and mineral interest maintenance expenses.

Employee costs decreased from $0.8 million to $0.5 million during the three months ended June 30, 2024. This reduction was primarily due to the capitalization of a portion of select employee costs related to the acquisition of the Vares Copper Stream. Employee costs include salaries and wages paid to employees as well as fees paid to directors.

During the three months ended June 30, 2024, the Company incurred professional fees totaling $0.4 million, compared to $0.3 million for the same period in 2023. These fees primarily relate to expenses for audit and quarterly review services, as well as legal fees related to general corporate and securities matters.

In the three months ended June 30, 2024, the Company recognized share-based compensation expense of $0.5 million, compared to $0.8 million in the comparative in 2023. Share-based compensation expenses represented the vesting of share options, restricted shares and restricted share units granted to management, directors, employees and consultants.

The Company incurred finance costs of $1.9 million in the second quarter of 2024, compared to $0.3 million in the same period of 2023. The increase is primarily attributed to interest payable on the Company's convertible debentures issued in the last quarter of 2023 and additional drawdown under the Credit Facility.

The Company recognized a change in fair value on derivative liabilities of $nil and $0.1 million, in the three months ended June 30, 2024 and 2023, respectively, relating to purchases of call options on certain short-term investments in 2023.

In the second quarter of 2024, the Company recognized a fair value gain on its gold-linked loan of $0.3 million, compared to $nil in the same period of 2023. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold.

The Company recognized a fair value loss on short-term investments of $0.05 million in the second quarter of 2024, compared to $0.1 million in the comparative in 2023. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

In the second quarter of 2024, the Company recognized a fair value gain on embedded derivatives arising from the accounting of its convertible debentures of $0.2 million, compared to $nil in the same period of 2023. The embedded derivative is measured at fair value with reference to the Company's stock price, credit spread and expected interest rate volatility.

The Company reported a foreign exchange loss of $0.1 million due to fluctuations in the United States dollar relative to the Canadian dollar. This is an increase compared to the foreign exchange loss of $0.06 million recorded in the same period of 2023.

The Company incurred a current tax expense of $0.03 million in the second quarter of 2024, compared to $nil in the same period of 2023. In the three months ended June 30, 2024, the Company recognized a deferred tax expense of $0.07 million, compared to $0.02 million in the same period of 2023.

The Company had a net loss of $2.2 million, or $0.01 per share on a basic and diluted basis, during the three months ended June 30, 2024, compared to a net loss of $2.5 million, or $0.02 per share on a basic and diluted basis, for the same period of 2023. The improvement was primarily the result of increased revenues from royalties, along with a reduction in operating expenses as a result of management's ongoing cost management initiatives, partly offset by increased finance costs related to recent royalty acquisitions.

Six months ended June 30, 2024, compared to six months ended June 30, 2023

Revenue for the six months ended June 30, 2024 was $4.7 million, compared to $1.2 million in the comparative period in 2023. Revenue increased due to higher commodity prices, stronger production from the Canadian Malartic areas covered by the Company's royalty, pre-production payments from the recently acquired Borborema royalty interest, and royalty payments from the Cozamin royalty. Additionally, the Côté royalty interest, acquired in 2022, began generating payments in the second quarter of 2024. Revenue does not include land agreement proceeds under the Company's royalty generator model to the extent that they are credited against mineral properties in the Company's Statement of financial position and interest received under the Company's gold-linked loan.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the years indicated:

	For the six months ended June 30
	2024	2023
(in thousands of dollars)	($)	($)
Canadian Malartic	1,070	76
Cozamin	524	—
Borden	305	288
Côté Gold	106	—
Jerritt Canyon	—	198
Borborema	1,636	—
Others	2,759	1,965
	6,400	2,527

See "Non-IFRS Measures".

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. Borborema in the table above consist of pre-production royalty payments and interest received on the gold-linked loan.

In the six months ended June 30, 2024, the Company received land agreement proceeds of $2.5 million of which $1.2 million were credited against mineral properties, which related to its royalty generator model, compared to $1.5 million of which $1.3 million were credited against mineral properties in the comparative period of 2023. During the period, the Company received $1.0 million on the exercise by Blackrock Silver of its option to acquire the Tonopah West Project.

In the six months ended June 30, 2024, the Company received $0.5 million in interest under the gold-linked loan, compared to $nil in the same period of 2023.

During the six months ended June 30, 2024, the Company recognized a depletion expense of $0.9 million, compared to $0.3 million in the comparative period in 2023. The increase was due to higher royalty revenue earned during the six months ended June 30, 2024.

During the six months ended June 30, 2024, total general, administrative and project evaluation costs (other than depletion) were $5.0 million, compared to $6.1 million in the same period of 2023. During the six months ended June 30, 2024, general and administrative expenses decreased primarily as a result of reduced professional fees, share-based compensation expenses and employee cost.

Cash Operating Expenses decreased by 10% to $3.9 million during the six months ended June 30, 2024 from $4.3 million in the same period of 2023. See "Non-IFRS Measures".

The following provides a breakdown of Cash Operating Expenses for the periods indicated:

	For the six months ended June 30
	2024	2023
(in thousands of dollars)	($)	($)
Corporate administrative costs	1,933	1,776
Employee costs	1,200	1,411
Professional fees	782	1,158
Cash Operating Expenses	3,915	4,345

Corporate administrative costs of $1.9 million relating to investor communications and marketing, office and technology expenses, transfer agent and regulatory fees, insurance costs and mineral interest maintenance expenses during six months ended June 30, 2024, compared to $1.8 million in the same period of 2023. The increase in corporate and administrative costs resulted from higher investor communications activity, partially offset by lower costs in other areas.

Employee costs were $1.2 million during the six months ended June 30, 2024, compared to $1.4 million in the same period of 2023. Employee costs primarily consist of salary and wages paid to employees and fees paid to directors. A portion of the employee costs were capitalized as part of the acquisition cost of the Vares Copper Stream, resulting in the reduced reported costs compared to the same period in 2023.

During the six months ended June 30, 2024, the Company incurred professional fees of $0.8 million, compared to $1.2 million in the same period of 2023. Professional fees primarily consist of expenses for audit and quarterly review fees, legal fees for general corporate and securities matters. The decrease in professional fees was primarily the result of cost management initiatives.

In the six months ended June 30, 2024, the Company recognized share-based compensation expense of $1.1 million, compared to $1.7 million in the comparative in 2023. Share-based compensation expenses represented the vesting of share options, restricted shares and restricted share units granted to management, directors, employees and consultants.

The Company incurred finance costs of $3.7 million in the six months ended June 30, 2024, compared to $0.6 million in the same period of 2023. The increase is primarily attributed to interest payable on the Company's convertible debentures issued in the last quarter of 2023. In addition, the Company recognized a gain on loan modification of $0.3 million during the period relating to the amendment of the Credit Facility, compared to a loss of $0.2 million in the same period in 2023.

The Company recognized a change in fair value on derivative liabilities of $nil and $0.2 million, in the six months ended June 30, 2024 and 2023, respectively, relating to purchases of call options on certain short-term investments in 2023.

In the six months ended June 30, 2024, the Company recognized a fair value gain on its gold-linked loan to a subsidiary of Aura of $1.0 million, compared to $nil in the same period of 2023. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold.

The Company recognized a fair value gain on short-term investments of $0.05 million in the six months ended June 30, 2024, compared to a fair value loss of $0.08 million in the comparative in 2023. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

In the six months ended June 30, 2024, the Company recognized a fair value gain on embedded derivatives arising from the accounting of its convertible debentures of $0.4 million, compared to $nil in the same period of 2023. The embedded derivative is measured at fair value with reference to the Company's stock price, credit spread and expected interest rate volatility.

The Company reported a foreign exchange loss of $0.01 million due to fluctuations in the United States dollar relative to the Canadian dollar. This is a decrease compared to the foreign exchange loss of $0.1 million recorded in the same period of 2023.

The Company incurred a current tax expense of $0.8 million in the second quarter of 2024, compared to $nil in the same period of 2023. In the six months ended June 30, 2024, the Company recognized a deferred tax recovery of $0.3 million, compared to $0.07 million in the same period of 2023.

The Company had a net loss of $3.6 million, or $0.02 per share on a basic and diluted basis, during the six months ended June 30, 2024, compared to a net loss of $5.6 million, or $0.04 per share on a basic and diluted basis, for the same period of 2023. The improvement was primarily the result of increased revenues from royalties, along with a reduction in operating expenses as a result of management's ongoing cost management initiatives.

Liquidity and Capital Resources

	As at June 30, 2024	As at December 31, 2023
(in thousands of dollars)	($)	($)
Cash and cash equivalents	3,584	1,443
Short-term investments	276	342
Working capital (current assets less current liabilities)	2,995	1,695
Total assets	741,454	690,994
Total current liabilities	4,323	3,851
Total non-current liabilities	181,191	166,193
Shareholders’ equity	555,940	520,950

As at June 30, 2024, the Company had cash and cash equivalents of $3.6 million and cash, cash equivalents and short-term investments (consisting of marketable securities) of $3.9 million, compared to cash and cash equivalents of $1.4 million and cash, cash equivalents and short-term investments (consisting of marketable securities) of $1.8 million as at December 31, 2023. The increase in cash was due to increased revenues, proceeds from issuing GRC Shares, and additional drawdown from the Credit Facility and offset by increased finance costs and the acquisition of the Vares Copper Stream.

The Company had working capital (current assets less current liabilities) of $3.0 million as at June 30, 2024, compared to $1.7 million as at December 31, 2023.

The Company's principal sources of financing to date have been the prior issuance of GRC Shares, the Credit Facility, the issuance of convertible debentures and revenue generated by its royalty and other interests. Based on its existing cash and cash equivalents, short-term investments, expected revenues from royalties and other interests and availability under its Credit Facility, the Company believes that it currently has sufficient liquidity to meet its obligations and to finance its planned activities over the next twelve months.

Over the long term, the Company expects to meet its obligations and finance its growth plans, including future acquisitions, through revenue generated from its existing royalty and other interests and equity and/or debt financings. Capital markets may not be receptive to offerings of equity or debt financing, whether by way of private placements or public offerings. The Company's growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all. See “Financial Instruments and Risk Management” for more information regarding liquidity risks associated with financial instruments.

Cash Flows

Operating Activities

Operating activities provided cash of $1.3 million in the six months ended June 30, 2024, compared to using cash of $3.4 million in the same period of 2023. A decrease in accounts receivable and gold-linked loan provided cash of $0.4 million in the six months ended June 30, 2024, compared to $0.3 million in the same period of 2023. A decrease in prepaids and other receivables provided cash of $0.5 million in the six months ended June 30, 2024, compared to an increase using cash of $0.4 million in the same period of 2023. An increase in accounts payable and accrued liabilities provided cash of $0.6 million in the six months ended June 30, 2024, compared to using of cash of $0.07 million in the same period in 2023.

Investing Activities

During the six months ended June 30, 2024, investing activities used cash of $44.3 million in cash, compared to providing $3.8 million in the same period of 2023. In the six months ended June 30, 2024, the company used cash of $45.7 million for acquisitions, compared to $0.1 million in the same period of 2023, principally due to the Vares copper stream acquisition in June 2024. Marketable securities provided cash of $0.01 million in the six months ended June 30, 2024, compared to $2.6 million in the same period in 2023. In each of the six months ended June 30, 2024 and 2023, proceeds from land agreements credited against mineral properties under the Company's royalty generator model provided cash of $1.2 million. No dividend was received in the six months ended June 30, 2024, compared to $0.05 million in the same period in 2023. Additionally, the company received interest amounting to $0.06 million in the six months ended June 30, 2024, compared to $0.02 million in the same period in 2023.

Financing Activities

During the six months ended June 30, 2024, financing activities generated cash of $45.1 million, compared to using cash of $1.7 million in the same period of 2023, almost entirely due to the financing activities related to the Vares Stream acquisition. The proceeds from the issuance of GRC Shares, including under the Offering, provided cash of $32.2 million in the six months ended June 30, 2024, compared to $1.4 million in the same period of 2023. Interest payments used cash of $1.8 million during the six months ended June 30, 2024, compared to $0.4 million in the same period in 2023. The increase in interest payments was due to the issuance of convertible debentures in December 2023 and increased borrowings under the Credit Facility. In the six months ended June 30, 2024, the Company drew down $15 million from the Credit Facility and incurred transaction costs $0.3 million. No dividend was paid in the six months ended June 30, 2024, compared to $2.6 million in dividends in the same period of 2023.

Contractual Obligations

As at June 30, 2024, the Company has the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
(in thousands of dollars)	($)	($)	($)	($)	($)
Lease obligation	345	94	241	10	—
Revolving credit facility - principal	25,287	—	25,287	—	—
Revolving credit facility - interest	7,092	2,386	4,706	—	—
Total	32,724	2,480	30,234	10	—

Non-IFRS Measures

The Company has included in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share; (ii) total GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Cash Operating Expenses which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted Net Loss is calculated by adding land agreement proceeds credited against mineral properties, loan interest earned on the gold-linked loan, convertible debentures-accretion, transaction related and non-recurring general administrative expenses* and share of loss and deducting the following from net loss: dilution income in associate, changes in fair value of derivative liabilities, embedded derivatives, short-term investments and gold-linked loan, gain on loan modification, foreign exchange gain (loss) and other income (expense). Adjusted Net Loss Per Share, basic and diluted, have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net loss to Adjusted Net Loss, Per Share, basic and diluted for the periods indicated:

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(2,236)	(2,496)	(3,641)	(5,579)
Land agreement proceeds credited against mineral properties	163	89	1,213	1,292
Loan interest	258	—	499	—
Convertible debentures - accretion	426	—	821	—
Transaction related and non-recurring expenses	180	176	275	635
Share of gain in associate	(152)	(350)	(100)	(222)
Dilution gain in associate	—	(12)	(9)	(12)
Change in fair value of derivative liabilities	—	(9)	—	(239)
Change in fair value of gold-linked loan	(311)	—	(950)	—
Change in fair value of short-term investments	52	135	(49)	77
Change in fair value of embedded derivatives	(179)	—	(370)	—
Foreign exchange loss	100	59	13	107
Loan modification (gain) loss	—	—	(310)	249
Other income	(38)	(79)	(59)	(113)
Adjusted Net Loss	(1,737)	(2,487)	(2,667)	(3,805)
Weighted average number of common shares	153,412,808	144,560,621	149,595,753	144,425,846
Adjusted Net Loss per Share, basic and diluted	(0.01)	(0.02)	(0.02)	(0.03)

* Transaction related, and non-recurring general administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the six months ended June 30, 2024, transaction related and non-recurring professional fees primarily related to an ongoing tax review.

Total GEOs

Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended June 30, 2024	2,338	2,215	947
For three months ended June 30, 2023	1,978	557	282
For six months ended June 30, 2024	2,157	6,400	2,967
For six months ended June 30, 2023	1,908	2,527	1,324

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against mineral properties and interest received under the gold-linked loan. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three and six months ended June 30, 2024, respectively:

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
(in thousands of dollars)	($)	($)	($)	($)
Royalty	943	399	2,005	633
Advance minimum royalty and pre-production royalty	613	25	1,443	356
Land agreement proceeds	401	133	2,453	1,538
Loan interest	258	—	499	—
Total Revenue, Land Agreement Proceeds and Interest	2,215	557	6,400	2,527
Land agreement proceeds credited against mineral properties	(163)	(89)	(1,213)	(1,292)
Loan interest	(258)	—	(499)	—
Revenue	1,794	468	4,688	1,235

Cash Operating Expenses

Cash Operating Expenses are determined by deducting depreciation and share-based compensation from general, administrative and project evaluation costs. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The following is a reconciliation of Cash Operating Expenses to general, administrative and project evaluation costs.

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
(in thousands of dollars)	($)	($)	($)	($)
General and administrative costs	(2,120)	(2,590)	(4,976)	(5,841)
Project evaluation costs	(13)	(76)	(32)	(249)
General, administrative and project evaluation costs	(2,133)	(2,666)	(5,008)	(6,090)
Depreciation	19	16	39	37
Share-based compensation	459	828	1,054	1,708
Cash Operating Expenses	(1,655)	(1,822)	(3,915)	(4,345)

Summary of Quarterly Results

The following table sets forth selected financial results of the Company for each of the quarterly periods indicated.

	Revenue	Net loss	Net loss per share, basic and diluted
(in thousands of dollars, except per share amounts)	($)	($)	($)
September 30, 2022	866	(4,677)	(0.03)
December 31, 2022	582	(2,204)	(0.02)
March 31, 2023	767	(3,083)	(0.02)
June 30, 2023	468	(2,496)	(0.02)
September 30, 2023	797	(1,817)	(0.01)
December 31, 2023	1,016	(19,360)	(0.13)
March 31, 2024	2,894	(1,405)	(0.01)
June 30, 2024	1,794	(2,236)	(0.01)

Quarterly fluctuations in net loss are primarily driven by changes in revenue from royalties and other interests, changes in operating expenses, fair value adjustments in short-term investments and derivatives and changes in corporate activities during the respective periods.

Off-Balance Sheet Arrangements

As at June 30, 2024, the Company did not have any off-balance sheet arrangements.

Transactions with Related Parties

Queen's Road Capital Investment Ltd. ("QRC"), an entity whose Chief Executive Officer is also a director of the Company, subscribed for $30 million principal amount of convertible debentures in the Company's convertible debenture financing completed in December 2023. During the three and six months ended June 30, 2024, the Company incurred interest costs of $1.1 million (2023: $nil) and $2.2 million (2023: $nil), respectively under such convertible debentures held by QRC. Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended June 30, 2024, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three and six months ended June 30, 2024 and 2023 are as follows:

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
(in thousands of dollars)	($)	($)	($)	($)
Management salaries	313	293	630	619
Directors’ fees	52	93	110	215
Share-based compensation	306	396	734	1,075
	671	782	1,474	1,909

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future.
•
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

•
The Company estimates the attributable reserves and resources relating to the mineral properties underlying our interests. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which the Company has royalty interests, adjusted where applicable to reflect its percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty interests.
•
When impairment indication of royalty and other mineral interests exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal ("FVLCD") and value in use. The assessment of the FVLCD of royalty and other mineral interests requires the use of estimates and assumptions for long-term commodity prices, production start dates, discount rates, mineral reserve/resource conversion, purchase multiples and the associated production implications. In addition, the Company may use other approaches in determining FVLCD which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the recoverable amounts of the royalty and other mineral interests could impact the impairment (or reversal of impairment) analysis.
•
The Company's gold-linked loan is carried at fair value at each period end. In order to calculate the fair value at year end, the Company uses a discounted cash flow model and is required to make estimates and assumptions on risk-free interest rate, calibrated credit spread, long-term gold price and volatility of gold. Changes to these assumptions may impact the fair value of the asset at period end.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, and derivative liabilities. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of its other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan and lease obligations are measured at amortized cost. The fair value of the bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, equity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US and Mexico affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution and accounts receivable. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at June 30, 2024 was $3.0 million compared to $1.7 million as at December 31, 2023. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company considers the amount available under the Amended Facility, anticipated cash flows from operating activities and our holding of cash and short-term investments. The Company believes it has the required liquidity to meet its obligations and to finance its planned activities.

Currency Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on its cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

Equity price Risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at June 30, 2024, a 10% change in the market price of these investments would have an impact of approximately $0.02 million on net loss.

Interest rate Risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for six months ended June 30, 2024. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the six months ended June 30, 2024.

Outstanding Share Data

As at the date hereof, the Company has 169,071,417 GRC Shares, 1,906,877 restricted share units and 7,665,173 share options outstanding. In addition, there were warrants to purchase 2,430,000 GRC Shares that were issued to holders of warrants of Ely Gold Royalties Inc. (the "Ely Warrants") as at the date hereof. Such warrants represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants are exercisable into a total of 595,350 GRC Shares as of the date hereof. Furthermore, there were warrants to purchase 20,058,300 GRC Shares issued to holders of the Warrants. Each Warrant is exercisable to acquire one GRC Share of the Company for a period of 36 months after closing, at an exercise price of $2.25.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

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the Company’s plans and objectives, including its acquisition and growth strategy;
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the Company’s future financial and operational performance, including expectations regarding projected future revenues;
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royalty and other payments to be made to the Company by the owners and operators of the projects underlying the Company’s royalties, stream and other interests;
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expectations regarding the royalties, stream and other interests of the Company;
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the plans and expectations of the operators of properties where the Company owns royalty interests;
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estimates of mineral reserves and mineral resources on the projects in which the Company has royalty interests;
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estimates regarding future revenue, expenses and needs for additional financing; and
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adequacy of capital and financing needs.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

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the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate, including that such operators will meet their disclosed production targets and expectations;
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current gold, base metal and other commodity prices will be sustained, or will improve;
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the proposed development of the Company’s projects underlying the Company's interests will be viable operationally and economically and will proceed as expected;
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any additional financing required by the Company will be available on reasonable terms; and
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operators of the properties where the Company holds royalties and stream interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

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the Company owns passive interests in mining properties, and it is difficult or impossible for it to ensure properties are developed or operated in its best interest;
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a substantial majority of the Company's royalty and other interests are on non-producing properties, which may never achieve production;
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the Company's revenue is subject to volatility in gold, copper and other commodity prices;
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the volatility in gold, copper and other commodity prices may have an adverse impact on the value of royalties, stream and similar interests of the Company and on the payments the Company receives thereunder in the future;

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the Company has limited or no access to data or the operations underlying its existing interests;
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a significant portion of the Company's revenues is derived from a small number of operating properties;
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the value and potential revenue from our royalties, stream and other interests are subject to many of the risks faced by owners and operators of the properties underlying our interests;
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the Company's business, financial condition and results of operations could be adversely affected by market and economic conditions;
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the Company may enter into acquisitions and other material transactions at any time;
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current and future indebtedness could adversely affect the Company's financial condition and impair its ability to operate its business;
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the Company has a history of negative cash flow from operating activities;
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the Company's future growth is, to an extent, dependent on its acquisition strategy;
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the Company's business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or geographic extent of the Company's royalties, stream and other interests, and the Company's interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators;
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if title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third parties, the Company's existing royalties, stream or other interests could be found to be invalid;
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operators may interpret the Company's existing or future royalties, stream or other interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and the Company could be forced to take legal action to enforce the Company's contractual rights;
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certain of the Company's royalty interests are subject to buy-back or other rights of third-parties;
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mine development and operation is capital intensive and any inability of the operators of the properties underlying the Company's existing or future interests to meet their liquidity needs may adversely affect the value of, and revenue from, such interests;
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estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying royalties, stream and other interests of the Company may be subject to significant revision;
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depleted mineral reserves may not be replenished by the operators of the properties underlying royalty and other interests of the Company;
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the Company may enter into transactions with related parties and such transactions present potential conflicts of interests;
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regulations and political or economic developments in any of the jurisdictions where the properties in which the Company holds or may hold royalties, streams or similar interests are located;
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opposition from Indigenous peoples may adversely impact the projects underlying the Company's interests;
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environmental risks in the jurisdictions where projects underlying the Company's interests are located;
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the Company's operations and those of the owners and operators of the properties underlying its interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies;
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the Company's dependence on key management personnel;
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certain of the Company's directors and officers also serve as directors and officers of other companies in the mining sector, which may cause them to have conflicts of interest;
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the Company holds investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value;
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a significant disruption to the Company's information technology systems or those of our third-party service providers could adversely affect the Company's business and operating results;
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potential litigation affecting the properties that the Company has royalties, stream or other interests in could have a material adverse effect on the Company;
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the Company may use certain financial instruments that are subject to a number or inherent risks; and
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the other factors discussed under "Item 3. Key Information – D. Risk Factors" in this Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

This list of factors should not be construed as exhaustive. The Company does not intend to and does not assume any obligation to update Forward-Looking Statements, except as required by applicable law.

Please see “Item 3. Key Information – D. Risk Factors” in the Annual Report for further information regarding key risks faced by the Company.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.